                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                              ITC DeltaCom, Inc.
                              ------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  45031T 10 4
                                  -----------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

  CUSIP NO.  4503IT 10 4                                     Page 2 of 6 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      J. Smith Lanier

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,113,403

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,521,725
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,113,403

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,521,725
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,635,128
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      6.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13G

-----------------------------                          -----------------------
CUSIP No.  45031T 10 4                                 Page 3 of 6 Pages
           ------------------                              ---  ---
-----------------------------                          -----------------------


Item 1(a)  Name of Issuer:
---------  --------------

           ITC DeltaCom, Inc.

      (b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           1791 O.G. Skinner Drive
           West Point, Georgia  31833

Item 2(a): Name of Persons Filing:
---------  ----------------------

           J. Smith Lanier

      (b)  Address of Principal Business Office or, if none, Residence:
           -----------------------------------------------------------

           J. Smith Lanier & Co.
           P.O. Box 70
           300 West Tenth Street
           West Point, Georgia  31833

      (c)  Citizenship:
           -----------

           United States of America

      (d)  Title of Class of Securities:
           ----------------------------

           Common Stock, par value $.01 per share

      (e)  CUSIP Number:
           ------------

           45031T 10 4

Item 3:    Capacity in Which Person is Filing if Statement is Filed Pursuant to
------     --------------------------------------------------------------------
           Rule 13d-1(b) or 13d-2(b):
           -------------------------

           Not applicable.

                                 SCHEDULE 13G

-----------------------------                          -----------------------
CUSIP No.  45031T 10 4                                 Page 4 of 6 Pages
           ------------------                              ---  ---
-----------------------------                          -----------------------

Item 4:    Ownership:
------     ---------

           As of December 31, 1999:


           (a)  Amount Beneficially Owned:            3,635,128

           (b)  Percent of class:                     6.1%

           (c)  Number of shares to which
                such person has:

                (i)   Sole power to vote or to
                      direct the vote:                 2,113,403*

                (ii)  Shared power to vote or
                      to direct the vote:              1,521,725**

                (iii) Sole power to dispose or
                      to direct the disposition of:    2,113,403*

                (iv)  Shared power to dispose
                      or to direct the disposition of: 1,521,725**

          * Includes options to purchase 27,592 shares that are currently vested and exercisable or will vest and become exercisable within 60 days of December 31, 1999 and 27,542 shares held in Mr. J. Smith Lanier's Individual Retirement Account.

          ** Includes 648,798 shares held of record by Mr. J. Smith Lanier's wife; 158,167 shares held of record by the Lanier Family Foundation, of which Mr. J. Smith Lanier is co-trustee; 600,000 shares held of record by the J. Smith Lanier Charitable Remainder Trust, of which Mr.
          J. Smith Lanier is the trustee; and 114,760 shares held of record by the Campbell B. Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. J. Smith Lanier is co-trustee.


Item 5:   Ownership of Five Percent or Less of Class:
------    ------------------------------------------

          Not applicable.

Item 6:   Ownership of More than Five Percent on Behalf of Another Person:
------    ---------------------------------------------------------------

          Not applicable.

                                 SCHEDULE 13G

-----------------------------                          -----------------------
CUSIP No.  45031T 10 4                                 Page 5 of 6 Pages
           ------------------                              ---  ---
-----------------------------                          -----------------------

Item 7:   Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

          Not applicable.

Item 8:   Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

          Not applicable.

Item 9:   Notice of Dissolution of Group:
------    ------------------------------

          Not applicable.

Item 10:  Certification:
-------   -------------

          Not applicable.

                                 SCHEDULE 13G

-----------------------------                          -----------------------
CUSIP No.  45031T 10 4                                 Page 6 of 6 Pages
           ------------------                              ---  ---
-----------------------------                          -----------------------

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 11, 2000



/s/ J. Smith Lanier
----------------------
By: J. Smith Lanier